UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55405Y 100
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 55405Y 100

1	NAMES OF REPORTING PERSONS: John L. Ocampo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,912,056
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,912,056
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,912,056
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.0%
12	TYPE OF REPORTING PERSON IN

Cusip No. 5545Y 100

1	NAMES OF REPORTING PERSONS: Susan M. Ocampo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,912,056
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,912,056
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,912,056
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.0%
12	TYPE OF REPORTING PERSON IN

Cusip No. 5545Y 100
AMENDMENT NO. 4 TO SCHEDULE 13G
Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013, Amendment No. 1 thereto filed on February 12, 2014 , Amendment No. 2 thereto filed on February 18, 2014 and Amendment No. 3 thereto filed on February 10, 2016  (as so amended, the Schedule 13G).  Terms defined in the Schedule 13G are used herein as so defined.
The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1(a).	Name of Issuer.

MACOM Technology Solutions Holdings, Inc.

Item 4.	Ownership.

As of December 31, 2016, each of John L. Ocampo and Susan M. Ocampo beneficially owned the aggregate number of shares of Common Stock and percentage of the total Common Stock outstanding  set forth below:

(a)	Amount beneficially owned:	19,912,056 shares (1)
(b)	Percent of class:	37.0% (2)
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	-0-
	(ii) Shared power to vote or to direct the vote:	19,912,056 shares (1)
	(iii) Sole power to dispose or to direct the disposition of:	-0-
	(iv) Shared power to dispose or to direct the disposition of:	19,912,056 shares (1)

(1)
Consists of (i) 9,742,056 shares held by the Ocampo Family Trust – 2001; (ii) 150,000 shares held by the John Ocampo Charitable Remainder Trust; (iii) 150,000 shares held by the Susan Ocampo Charitable Remainder Trust; and (iv) an aggregate of 9,870,000 shares held by John L. Ocampo and Susan M. Ocampo as co-trustees for trusts for the benefit of their children (collectively, the "Trusts"). John L. Ocampo and Susan M. Ocampo  are co-trustees of each of the Trusts and share voting and dispositive power over the shares held by the Trusts.

(2)	Based on 53,797,893 shares of Common Stock outstanding as of December 30, 2016, as provided to the Reporting Persons by the Issuer.

CUSIP No. 5545Y 100
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 12, 2017
(Date)

/s/ John L. Ocampo
John L. Ocampo

/s/ Susan M. Ocampo
Susan M. Ocampo

5